FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

2.	Nomura Securities Outlines Measures to Prevent Insider Trading

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 6, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, June 6, 2008—Nomura Holdings, Inc. (the “Company”) today announced that its Group Management Committee* has finalized the details of the issuance of stock acquisition rights as stock options as outlined below.

*	The Group Management Committee consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights. Moreover, stock acquisition rights are granted to individual directors and executive officers of the Company in accordance with decisions made by the Compensation Committee.

1.	Stock Acquisition Rights to be Issued

1.1	Stock Acquisition Rights No. 20 (for directors, executive officers, and employees of the Company)[1]

1.2	Stock Acquisition Rights No. 21 (for directors, executive officers, and employees of the Company’s subsidiaries)[2]

2.	Reason for the Issuance of Stock Acquisition Rights as Stock Options

The Exercise Price of Stock Acquisition Rights No. 20 and the Stock Acquisition Rights No. 21 will be one (1) yen per share and will be granted to directors, executive officers and employees of the Company and its subsidiaries in lieu of a portion of cash compensation.

The Stock Acquisition Rights are expected to have the following benefits by restricting the exercise of the rights for two years after they are granted.

1.	Retain talented personnel for longer terms by introducing deferred payment for directors, executive officers, and employees of subsidiaries of the Company rather than paying compensation entirely in cash.

2.	Align the interests of directors, executive officers and employees of the Company and its subsidiaries with those of shareholders by reflecting changes in shareholder value in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for directors, executive officers and employees of the Company and its subsidiaries working in different business divisions and regions.

[1]	Stock Acquisition Rights No. 20 will be issued as stock options in accordance with Articles 236, 238 and 240 of the Companies Act of Japan.

[2]

Stock Acquisition Rights No. 21 will be issued as stock options in accordance with Articles 236, 238 and 239 of the Companies Act of Japan under the solicitation plan determined by the 103rd Ordinary General Meeting of Shareholders held on June 27, 2007.

3.	Number of Stock Acquisition Rights Grants and Grantees

Stock Acquisition Rights to be Granted to Directors and Executive Officers of the Company

Stock Acquisition Rights	Directors and Executive Officers (Excluding Outside Directors)				Outside Directors
	Number of Grantees	Number of Stock Acquisition Rights		Shares of Common Stock Under Stock Acquisition Rights	Number of Grantees	Number of Stock Acquisition Rights		Shares of Common Stock Under Stock Acquisition Rights
Stock Acquisition Rights No. 20	16	1,383	*	138,300	3	90	**	9,000

*	Number of grants per person is between 30 and 168
**	Number of grants per person is 30

Stock Acquisition Rights to be Granted to Employees and Others

Stock Acquisition Rights	Employees of the Company			Directors, Executive Officers, and Employees of the Company’s Subsidiaries
	Number of Grantees	Number of Stock Acquisition Rights	Shares of Common Stock Under Stock Acquisition Rights	Number of Grantees	Number of Stock Acquisition Rights		Shares of Common Stock Under Stock Acquisition Rights
Stock Acquisition Rights No. 20	1	50	5,000	—	—		—
Stock Acquisition Rights No. 21	—	—	—	227	7,777	*	777,700

*	Number of grants per person is between 2 and 330

Stock Acquisition Rights No. 20 to be granted to directors, executive officers, and employees of the Company are deemed to be remuneration for duties performed, and the granting of these Stock Acquisition Rights is not classified as being under “especially favorable conditions” as prescribed in Article 238-3-1 of the Companies Act of Japan.

The above number is the projected number to be granted. Should the number of stock acquisition rights to be granted decrease due to grantees not applying or other reasons, the revised number of stock acquisition rights will be issued.

Summary of Stock Acquisition Rights

	No. 20	No. 21
1. Grantees	Directors, executive officers, and employees of the Company	Directors, executive officers, and employees of the Company’s subsidiaries
	Total: 20	Total: 227

2. Total Number of Stock Acquisition Rights	1,523	7,777

3. Value of Assets to be Rendered upon the Exercise of Stock Acquisition Rights, or the Method for Calculating Such Value	One (1) yen per share

4. Type and Number of Shares Under a Stock Acquisition Right	The number of shares under a Stock Acquisition Right shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a Stock Acquisition Right will be adjusted according to a method separately prescribed by the Company.

5. Paid-in Amount for Stock Acquisition Rights, or the Method for Calculating Such Value	No payment shall be required for Stock Acquisition Rights.

6. Period for the Exercise of Stock Acquisition Rights	June 24, 2010, to June 23, 2015

7. Conditions for the Exercise of Stock Acquisition Rights

1.      No Stock Acquisition Right may be exercised partially.

2.      The Optionee must maintain a position as an executive or employee of the Company or a subsidiary of the Company during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. In the event of certain circumstances prescribed separately (see note below), the Optionee shall be deemed to be an executive or employee of the Company or a subsidiary of the Company.

3.      There must be no grounds for dismissal of the Optionee by suggestion or disciplinary procedures at the time of Exercise in accordance with the Employment Regulations of the Company or the Company’s subsidiaries.

8. Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of the Stock Acquisition Right

1.      Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

2.      Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

	No. 20	No. 21
9. Events for the Acquisition of Stock Acquisition Rights by the Company	When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the Stock Acquisition Rights for no compensation on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10. Restriction of Acquisition of Stock Acquisition Rights by Assignment	Any assignment of Stock Acquisition Rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11. Treatment of Stock Acquisition Rights under Organizational Restructuring	The same shall apply as described in 9.

12. Grant Date of Stock Acquisition Rights	June 23, 2008

13. Stock Acquisition Rights Certificate	The Company shall not issue any Stock Acquisition Rights certificate.

Note:	Retirement from office on account of the expiration of the Optionee’s term of office, retirement due to the attainment of retirement age, retirement due to reaching an employment contract age limit, transfer by order of the Company or a subsidiary of the Company, retirement primarily due to sickness or injuries arising in the conduct of business, discharge for a compelling business reason, or other similar reasons.

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to Ordinary General Meeting of Shareholders was made on May 15, 2007.

2.	Resolution of the Ordinary General Meeting of Shareholders was made on June 27, 2007

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Nomura Securities Outlines Measures to Prevent Insider Trading

Tokyo, June 6, 2008—Nomura Securities Co., Ltd. today announced a series of measures to prevent insider trading at the company. The moves follow recommendations from an independent committee created to investigate the handling of non-public information at Nomura’s investment banking division.

The investigation, commissioned in response to the recent arrest of a former employee for insider trading, entailed an in-depth inquiry into the handling of market sensitive information in the investment banking division’s M&A Advisory Department.

The investigation concluded there was no evidence Nomura Securities had breached insider trading regulations or broken the rules and regulations of the Japan Securities Dealers Association. However, the committee recommended the company should focus on three areas to reduce the risk of similar incidents. These include controlling the flow of information, improving procedures for the hiring and training of staff; and reinforcing internal rules on stock trading.

“We deeply regret that a former employee was involved in an incident that undermined the integrity of the market and wish to apologize to all market participants for the leak of privileged client information,” said Kenichi Watanabe, President and CEO of Nomura Securities. “We are committed to ensuring that such incidents do not occur in the future, and we will not tolerate behavior from employees that does not meet the highest standards of ethical conduct.”

In terms of information management, Nomura will reinforce its policy stipulating that non-public information about deals must not be passed outside of the M&A Advisory Department. Further, the sharing of confidential deal-related information within the department should be limited only to those who require it for work.

In addition, Nomura will ensure that compliance and professional ethics become a significant factor in the hiring and training of staff in the department. In particular, the hiring process will be improved to ensure that professional ethics are fully taken into account when judging applicants.

Training on professional ethics will also be a priority, especially for new hires and people recently assigned to the department. The company will also redouble its efforts to conduct ongoing ethics training. Finally, line managers will commit themselves to ensuring employees continue to prioritize compliance and that staff maintain a high standard of professional ethics.

The trading of stocks by employees in the investment banking division, which includes the M&A Advisory Department, is already severely restricted. Nomura reiterates its commitment to take punitive action against any employee who is found violating laws, regulations, or internal rules with malicious intent.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.